CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Market Plus Notes due 2014	$3,025,000	$412.61

Pricing Supplement To prospectus dated November 21, 2011 and product supplement for knock-out notes dated August 17, 2012	Pricing Supplement No. 610 Registration Statement No. 333-178081 Dated February 14, 2013; Rule 424(b)(2)

Structured Investments	Morgan Stanley $3,025,000 Market Plus Notes Linked to the Common Stock of Merck & Co., Inc. due August 20, 2014

General
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The securities are designed for investors who seek exposure to the performance of the common stock of Merck & Co., Inc.   Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 20%, be willing to lose a significant portion or all of their principal.  If the Final Share Price is not less than the Initial Share Price by more than 20%, investors will receive a return reflecting the greater of (a) the Underlying Share Return and (b) the Contingent Minimum Return of 3.55% at maturity.  However, if the Final Share Price is less than the Initial Share Price by more than 20%, investors will be fully exposed to the negative performance of the Underlying Shares over the term of the securities, and will lose a significant portion or all of their investment.

•	Senior unsecured obligations of Morgan Stanley maturing August 20, 2014†. All payments on the securities are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The securities priced on February 14, 2013 and are expected to settle on February 20, 2013.

Key Terms
Underlying Shares:	Shares of Merck & Co., Inc. common stock
Knock-Out Event:
A Knock-Out Event occurs if the Final Share Price is less than the Initial Share Price by an amount greater than the Knock-Out Buffer Amount.  Therefore, a Knock-Out Event will occur if the Final Share Price is less than the Knock-Out Level.

Knock-Out Buffer Amount:	20%.
Knock-Out Level:	$32.952, which is 80% of the Initial Share Price
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred, you will receive a cash payment at maturity  per security equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Underlying Share Return and (ii) the Contingent Minimum Return.  For additional clarification, please see “What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?” on page PS-3.

If a Knock-Out Event HAS occurred, you will receive a cash payment at maturity that will reflect the percentage depreciation in the price of the Underlying Shares over the term of the securities on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount security will be calculated as follows:

$1,000 + ($1,000 x Underlying Share Return)
If a Knock-Out Event has occurred, you will lose over 20% of your investment. There is no minimum payment at maturity and you could lose your entire investment.
Contingent Minimum Return:	3.55%
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$41.19, which is the Share Closing Price on the Pricing Date
Final Share Price:	The Share Closing Price on the Valuation Date times the Adjustment Factor on such date
Adjustment Factor:	1.0, subject to adjustment in the event of certain corporate events affecting the Underlying Shares. See “Additional Terms Specific to the Securities—Antidilution Adjustments” on page PS-11.
Valuation Date:	August 15, 2014†
Maturity Date:	August 20, 2014†
Pricing Date:	February 14, 2013
Issue Date:	February 20, 2013 (3 business days after the Pricing Date)
CUSIP / ISIN:	61761JDA4 / US61761JDA43
† Subject to postponement for non-trading days or in the event of a market disruption event and as described under “Additional Terms Specific to the Securities — Market Disruption Event” on page PS-13 of this pricing supplement and “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying product supplement for knock-out notes.

Investing in the securities involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying product supplement for knock-out notes and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for knock-out notes and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per security	100%	1.25%	98.75%
Total	$3,025,000	$37,812.50	$2,987,187.50
(1)	J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1.25% for each security it sells.
(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
THE SECURITIES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.
Morgan Stanley

February 14, 2013

Additional Terms Specific to the Securities

You should read this pricing supplement together with the prospectus dated November 21, 2011, as supplemented by the product supplement for knock-out notes dated August 17, 2012.  This pricing supplement, together with the documents listed below, contains the terms of the securities, supplements the preliminary terms related hereto dated February 14, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement for knock-out notes, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the securities.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement for knock-out notes dated August 17, 2012: http://www.sec.gov/Archives/edgar/data/895421/000095010312004190/dp31797_424b2-knockouta1.htm

•	Prospectus dated November 21, 2011: http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

Terms used in this pricing supplement are defined in the product supplement for knock-out notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What is the Return on the Securities at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table and graph illustrate the hypothetical return at maturity on the securities.  The “Return on Securities” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount security to $1,000.  The hypothetical returns set forth below reflect the Contingent Minimum Return of 3.55% and assume an Initial Share Price of $40 and a Knock-Out Level of $32, equal to 80% of the hypothetical Initial Share Price.  The actual Initial Share Price and Knock-Out Level are set forth on the cover page of this pricing supplement.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the securities.

Final Share Price ($)	Underlying Share Return	Payment on the Securities	Return on Securities
80	100.00%	$2,000	100.00%
60	50.00%	$1,500	50.00%
56	40.00%	$1,400	40.00%
52	30.00%	$1,300	30.00%
48	20.00%	$1,200	20.00%
44	10.00%	$1,100	10.00%
42	5.00%	$1,050	5.00%
41.42	3.55%	$1.035.50	3.55%
40	0%	$1,035.50	3.55%
38	-5.00%	$1,035.50	3.55%
36	-10.00%	$1,035.50	3.55%
32	-20.00%	$1,035.50	3.55%
31.6	-21.00%	$790	-21.00%
24	-40.00%	$600	-40.00%
16	-60.00%	$400	-60.00%
8	-80.00%	$200	-80.00%
0	-100.00%	$0	-100.00%

Payoff Diagram for the Securities

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns on the securities set forth in the table on the previous page are calculated.

Example 1: The Share Closing Price decreases from the Initial Share Price of $40 to a Final Share Price of $24.  Because the Final Share Price is less than the Knock-Out Level, a Knock-Out Event has occurred.  Therefore, the investor does not receive the benefit of the Contingent Minimum Return of 3.55% and is therefore exposed to the negative performance of the Underlying Shares on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Share Return of –40%, which is significantly less than the stated principal amount calculated as follows:

$1,000 + ($1,000 x –40%)  = $600

Example 2:  The Share Closing Price decreases from the Initial Share Price of $40 to a Final Share Price of $38.  Because the Final Share Price is greater than or equal to the Knock-Out Level, a Knock-Out Event has not occurred.  Because the Underlying Share Return of -5.00% is less than the Contingent Minimum Return of 3.55%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount security calculated as follows:

$1,000 + ($1,000 x 3.55%)  = $1,035.50

Example 3:  The Share Closing Price increases from the Initial Share Price of $40 to a Final Share Price of $48.  Because the Underlying Share Return of 20% is greater than the Contingent Minimum Return of 3.55%, the investor participates fully in the appreciation of the Underlying Shares over the term of the securities and receives a payment at maturity per $1,000 principal amount security calculated as follows:

$1,000 + ($1,000 x 20%)  = $1,200

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The securities provide the opportunity to participate in the appreciation of the Underlying Shares at maturity. If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 3.55%, or a minimum payment at maturity of $1,035.50 for each security.  However, if a Knock-Out Event HAS occurred, you will lose a significant portion or all of your investment based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price.  Because the securities are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING SHARES.  Merck & Co., the issuer of the Underlying Shares, is not an affiliate of ours and is not involved with this offering in any way.  Consequently, we have no ability to control the actions of Merck & Co., including any corporate actions of the type that would require the calculation agent to adjust the payment to you at maturity.  Merck & Co. has no obligation to consider your interest as an investor in the securities in taking any corporate actions that might affect the value of your securities.  None of the money you pay for the securities will go to Merck & Co.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes.  Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the securities due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, a security should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Assuming this treatment of the securities is respected, your gain or loss on the securities should be treated as long-term capital gain or loss if you hold the securities for more than a year, even if you are an initial purchaser of securities at a price that is below the principal amount of the securities.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the securities, in which case the timing and character of any income or loss on the securities could be significantly and adversely affected.  Because the securities provide for the return of principal except in the case of a Knock-Out Event, the risk that the securities would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as open transactions, is higher than with other equity-linked securities that do not contain similar provisions.

We will not attempt to ascertain whether the issuer of the Underlying Shares is treated as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended (the “Code”).  If the issuer were so treated, certain adverse U.S. federal income tax consequences might apply to a non-U.S. holder upon the sale, exchange or settlement of a security.  You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuer of the Underlying Shares and consult your tax adviser regarding the possible consequences to you if the issuer becomes a USRPHC.

The U.S. Treasury Department released proposed regulations under Section 871(m) of the Code, which requires withholding (up to 30%, depending on whether a treaty applies) on payments or deemed payments made to non-U.S. persons on certain financial instruments to the extent that such payments are contingent upon or determined by reference to U.S.-source dividends.  While significant aspects of the application of these regulations to the securities are uncertain, if the proposed regulations (as modified by an IRS notice) were finalized in their current form, non-U.S. holders should be aware that payments or deemed payments made after December 31, 2013 on the securities, to the extent that they are treated, under the applicable Treasury regulations, as being contingent upon or adjusted to reflect any dividend paid with respect to the Underlying Shares, are likely to be subject to withholding.  If withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the securities to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gains as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the securities, including possible alternative characterizations in general and the possible impact of this notice in particular.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying product supplement for knock-out notes.

The discussion in the preceding paragraph under “Capital Gains Tax Treatment” and the section entitled “United States Federal Taxation” in the accompanying product supplement for knock-out notes, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the securities.

Selected Risk Considerations

An investment in the securities involves significant risks.  Investing in the securities is not equivalent to investing directly in the Underlying Shares.  Some of these risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for knock-out notes dated August 17, 2012.

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YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS —The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to pay you any of the principal amount of the securities at maturity and do not pay you interest on the securities.  The securities are linked to a single stock. If the Final Share Price is less than the Knock-Out Level, a Knock-Out Event will have occurred, you will lose the benefit of the Contingent Minimum Return and you will be fully exposed to the depreciation of the Underlying Shares over the term of the securities.  If a Knock-Out Event has occurred, the payment at maturity on each security will be significantly less than the stated principal amount of the securities and could be zero.  Consequently, the entire principal amount of your investment is at risk.

•	THE SECURITIES DO NOT PAY INTEREST – Unlike ordinary debt securities, the securities do not pay interest and do not guarantee any return of principal at maturity.

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NO SHAREHOLDER RIGHTS – Investing in the securities is not equivalent to investing in the Underlying Shares.  As an investor in the securities, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the Underlying Shares.

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THE SECURITIES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE SECURITIES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the securities at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the securities, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the securities prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the securities.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your securities, the original issue price of the securities includes the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase securities from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

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LACK OF LIQUIDITY — The securities will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the securities.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the securities.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the securities, it is likely that there would be no secondary market for the securities.  Accordingly, you should be willing to hold your securities to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.  Some of our subsidiaries also trade the Underlying Shares and other financial instruments related to the Underlying Shares on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could potentially affect the price of the Underlying Shares and, accordingly, potentially increase the Initial Share Price used to calculate whether a Knock-Out event has occurred. We will not have any obligation to consider your interests as a holder of the securities in taking any corporate action that might affect the value of the Underlying Shares and the securities.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — In addition to the price of the Underlying Shares on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Shares;

•	the time to maturity of the securities;

•	the dividend rates on the Underlying Shares;

•	interest and yield rates in the market generally;

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geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying Shares or stock markets generally and which may affect Merck & Co. and the price of the Underlying Shares;

•	the occurrence of certain events affecting the Underlying Shares that may or may not require an adjustment to the adjustment factor; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity.  For example, you may have to sell your securities at a substantial discount from the stated principal amount if a Knock-Out Event is likely to ultimately occur in light of the then-current price of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance.  We cannot guarantee that a Knock-Out Event will not occur so that you will not suffer a significant loss on your initial investment in the securities.  The price of the Underlying Shares may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen.  You can review the historical prices of the Underlying Shares in “Historical Information” below.

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THE ANTIDILUTION ADJUSTMENTS TO THE ADJUSTMENT FACTOR THE CALCULATION AGENT IS REQUIRED TO MAKE DO NOT COVER EVERY CORPORATE EVENT THAT COULD AFFECT THE UNDERLYING SHARES.  MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the Underlying Shares, such as stock splits and stock dividends, and certain other corporate actions involving Merck & Co., such as mergers.  However, the calculation agent will not make an adjustment for every corporate event that could affect the Underlying Shares.  For example, the calculation agent is not required to make any adjustments if Merck & Co. offers common stock for cash or in connection with acquisitions.  If an event occurs that does not require the calculation agent to adjust the adjustment factor, the market price of the securities may be materially and adversely affected.

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MORGAN STANLEY MAY ENGAGE IN BUSINESS WITH OR INVOLVING MERCK & CO. WITHOUT REGARD TO YOUR INTERESTS.  We or our affiliates may presently or from time to time engage in business with Merck & Co. without regard to your interests, including extending loans to, or making equity investments in, Merck & Co. or its affiliates or subsidiaries or providing advisory services to Merck & Co., such as merger and acquisition advisory services.  In the course of our business, we or our affiliates may acquire non-public information about Merck & Co.  Neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, we or our affiliates from time to time have published and in the future may publish research reports with respect to Merck & Co.  These research reports may or may not recommend that investors buy or hold the Underlying Shares.

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THE SECURITIES MAY COME TO BE BASED ON THE SHARE CLOSING PRICES OF THE COMMON STOCKS OF COMPANIES OTHER THAN MERCK & CO.  Following certain corporate events relating to the Underlying Shares, such as a stock-for-stock merger where Merck & Co. is not the surviving entity, the amount payable at maturity and whether a knock-out event has occurred will be determined by reference to the value of exchange property which may include cash or shares of common stock of a corporation other than Merck & Co.  We describe the specific corporate events that can lead to these adjustments in “Additional Terms Specific to the Securities —Antidilution Adjustments” above. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the securities.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the securities will be used in connection with hedging our obligations under the securities through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the term of the securities, including on the Valuation Date, could affect the price of the Underlying Shares in a way that may reduce the amount you will receive on the securities at maturity, if any.

Historical Information

The following graph sets forth the daily historical closing prices of the Underlying Shares from January 1, 2008 through February 14, 2013.  The closing price of the Underlying Shares on February 14, 2013 was $41.19.  We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Price on the Valuation Date.  We cannot give you any assurance that the Share Closing Price will increase or that a Knock-Out Event will not occur so that you will not suffer a significant loss on your initial investment in the securities.

Historical Performance of the Common Stock of Merck & Co., Inc.

Information about the Underlying Shares

Common Stock of Merck & Co., Inc.; Public Information.  Merck & Co., Inc. is a health care company.  The Underlying Shares are registered under the Exchange Act.  Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “Commission”).  Information provided to or filed with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  In addition, information provided to or filed with the Commission electronically can be accessed through a website maintained by the Commission.  The address of the Commission’s website is.www.sec.gov.  Information provided to or filed with the Commission by Merck & Co., Inc. pursuant to the Exchange Act can be located by reference to Commission file number 1-6571.  In addition, information regarding Merck & Co., Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relate only to the securities offered hereby and do not relate to the Underlying Shares.  We have derived all disclosures contained in this pricing supplement regarding Merck & Co. from the publicly available documents described in the preceding paragraph.  In connection with the offering of the securities, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Merck & Co.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding Merck & Co. is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the securities) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Merck & Co. could affect the value received at maturity with respect to the securities and therefore the trading prices of the securities.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with Merck & Co.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to Merck & Co., and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the securities under the securities laws.  As a prospective purchaser of the securities, you should undertake an independent investigation of Merck & Co. as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Shares.

Additional Terms Specific to the Securities

The additional terms specified below supersede the accompanying product supplement for knock-out notes dated August 17, 2012.  Furthermore, all references to “underlying shares” or “ETF shares” in the accompanying product supplement shall be deemed to refer to the common stock of Merck & Co., Inc. (“Merck & Co.”) when read in conjunction with this pricing supplement.  The sections “Discontinuance of Any ETF Shares and/or Share Underlying Index; Alteration of Method of Calculation” beginning on S-38 of the accompanying product supplement shall not apply to these securities.

Adjustment Factor.  The Adjustment Factor with respect to the Underlying Shares is initially set at 1.0, and is subject to adjustment in the event of certain corporate events affecting the Underlying Shares.  See “—Antidilution Adjustments” below.

Antidilution Adjustments.  The Adjustment Factor will be adjusted as follows:

1.  If the Underlying Shares are subject to a stock split or reverse stock split, then once such split has become effective, the Adjustment Factor will be adjusted to equal the product of the then-current Adjustment Factor and the number of shares issued in such stock split or reverse stock split with respect to one Underlying Share.

2.  If the Underlying Shares are subject (i) to a stock dividend (issuance of additional Underlying Shares) that is given ratably to all holders of the Underlying Shares or (ii) to a distribution of the Underlying Shares as a result of the triggering of any provision of the corporate charter of Merck & Co., then once the Underlying Shares are trading ex-dividend, the Adjustment Factor will be adjusted so that the new Adjustment Factor shall equal the then-current Adjustment Factor plus the product of (i) the number of shares issued with respect to one Underlying Share and (ii) the then-current Adjustment Factor.

3.  If Merck & Co. issues rights or warrants to all holders of the Underlying Shares to subscribe for or purchase the Underlying Shares at an exercise price per share less than the closing price of the Underlying Shares on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the securities, then the Adjustment Factor will be adjusted to equal the product of (i) the then-current Adjustment Factor and (ii) a fraction, the numerator of which shall be the number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of Underlying Shares outstanding immediately prior to the issuance of such rights or warrants plus the number of additional Underlying Shares which the aggregate offering price of the total number of Underlying Shares so offered for subscription or purchase pursuant to such rights or warrants would purchase at the closing price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such closing price.

4.  There will be no adjustments to the Adjustment Factor to reflect cash dividends or other distributions paid with respect to the Underlying Shares other than distributions described in paragraph 2, paragraph 3 and clauses (i), (iv) and (v) of paragraph 5 below and Extraordinary Dividends as described below.  A cash dividend or other distribution with respect to the Underlying Shares will be deemed to be an “Extraordinary Dividend” if such cash dividend or distribution exceeds the immediately preceding non-Extraordinary Dividend for the Underlying Shares by an amount equal to at least 10% of the Share Closing Price of the Underlying Shares (as adjusted for any subsequent corporate event requiring an adjustment hereunder, such as a stock split or reverse stock split) on the trading day preceding the ex-dividend date (that is, the day on and after which transactions in the Underlying Shares on the primary U.S. organized securities exchange or trading system on which the Underlying Shares are traded no longer carry the right to receive that cash dividend or that cash distribution) for the payment of such Extraordinary Dividend.  If an Extraordinary Dividend occurs with respect to the Underlying Shares, the Adjustment Factor will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Adjustment Factor will equal the product of (i) the then-current Adjustment Factor and (ii) a fraction, the numerator of which is the Share Closing Price on the trading day preceding the ex-dividend date, and the denominator of which is the amount by which the Share Closing Price on the trading day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount.  The “Extraordinary Dividend Amount” with respect to an Extraordinary Dividend for the Underlying Shares will equal (i) in the case of cash dividends or other distributions that constitute regular dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for the Underlying Shares or (ii) in the case of cash dividends or other distributions that do not constitute regular dividends, the amount per share of such Extraordinary Dividend.  To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive.  A distribution on the Underlying Shares described in clause (i), (iv) or (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall cause an adjustment to the Adjustment Factor pursuant only to clause (i), (iv) or (v) of paragraph 5, as applicable.

5.  If (i) there occurs any reclassification or change of the Underlying Shares, including, without limitation, as a result of the issuance of any tracking stock by Merck & Co., (ii) Merck & Co. or any surviving entity or subsequent surviving entity of Merck & Co. (a “successor corporation”) has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of Merck & Co. or any successor corporation with another corporation occurs (other than pursuant to clause (ii) above), (iv) Merck & Co. is liquidated,(v) Merck & Co. issues to all of its shareholders equity securities of an issuer other than Merck & Co. (other than in a transaction described in clause (ii), (iii) or (iv) above) (a “Spin-off Event”) or (vi) a tender or exchange offer or going-private transaction is consummated for all the outstanding Underlying Shares (any such event in clauses (i) through (vi), a “Reorganization Event”), the method of determining the amount payable at maturity for each security will be as follows:

➢	if the Exchange Property Value (as defined below) on the Valuation Date is not less than the Knock-Out Level, an amount of cash equal to $1,000 plus the product of (a) $1,000 and (b) the greater of
(i)
(Exchange Property Value on the Valuation Date – Initial Share Price)
Initial Share Price
and (ii) the Contingent Minimum Return, or

➢	if the Exchange Property Value (as defined below) on the Valuation Date is less than the Knock-Out Level, the payment at maturity per $1,000 principal amount security shall be calculated as follows:
$1,000 +[$1,000 x	(Exchange Property Value on the Valuation Date – Initial Share Price)	]
Initial Share Price

“Exchange Property” means the securities, cash or any other assets distributed to holders of the Underlying Shares in or as a result of any such Reorganization Event, including (A) in the case of the issuance of tracking stock, the reclassified share of the Underlying Shares, (B) in the case of a Spin-off Event, the share of the Underlying Shares with respect to which the spun-off security was issued, and (C) in the case of any other Reorganization Event where the Underlying Shares continue to be held by the holders receiving such distribution, the Underlying Shares. In the event Exchange Property consists of securities, those securities will, in turn, be subject to the antidilution adjustments set forth in paragraphs 1 through 5.

For purposes of determining whether or not the Exchange Property Value on the Valuation Date is less than the Knock-Out Level, “Exchange Property Value” means (i) for any cash received in any Reorganization Event, the value, as determined by the Calculation Agent, as of the date of receipt, of such cash received for one Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value, as determined by the Calculation Agent in its sole discretion, as of the date of receipt, of such Exchange Property received for one Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event, and (iii) for any security received in any such Reorganization Event, an amount equal to the share price, as of the time at which the Exchange Property Value is determined, per unit of such security multiplied by the quantity of such security received for each Underlying Share, as adjusted by the Adjustment Factor at the time of such Reorganization Event.

For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer or going-private transaction involving consideration of particular types, Exchange Property shall be deemed to include the amount of cash or other property delivered by the offeror in the tender or exchange offer (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction).  In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

Following the occurrence of any reorganization event referred to in paragraph 5 above, all references in the accompanying product supplement to “the underlying shares” shall be deemed to refer to the Exchange Property and references to a “share” or “shares” shall be deemed to refer to the applicable unit or units of such Exchange Property, unless the context otherwise requires.

No adjustment to the Adjustment Factor will be required unless such adjustment would require a change of at least 0.1% in the Adjustment Factor then in effect.  The Adjustment Factor resulting from any of the adjustments specified above will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward.  Adjustments to the Adjustment Factor will be made up to the close of business on the Valuation Date.

No adjustments to the Adjustment Factor or method of calculating the Adjustment Factor will be required other than those specified above.  The adjustments specified above do not cover all events that could affect the Share Closing

Price of the Underlying Shares, including, without limitation, a partial tender or exchange offer for the Underlying Shares.

 The Calculation Agent shall be solely responsible for the determination and calculation of any adjustments to the Adjustment Factor or method of calculating the Adjustment Factor and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraphs 1 through 5 above, and its determinations and calculations with respect thereto shall be conclusive in the absence of manifest error.

 The Calculation Agent will provide information as to any adjustments to the Adjustment Factor or to the method of calculating the amount payable at maturity of the securities made pursuant to paragraph 5 above upon written request by any investor in the securities.

Market Disruption Event.  Market Disruption Event means, with respect to the Underlying Shares (or any other security for which a trading price or closing price must be determined), the occurrence or existence of any of the following events, as determined by the Calculation Agent in its sole discretion:

(i)  the occurrence or existence of a suspension, absence or material limitation of trading of the Underlying Shares on the primary market for the Underlying Shares for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market; or a breakdown or failure in the price and trade reporting systems of the primary market for the Underlying Shares as a result of which the reported trading prices for the Underlying Shares during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the Underlying Shares, if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; and

(ii)  a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the securities.

For purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the primary market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) a suspension of trading in options contracts on the Underlying Shares by the primary securities market trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in options contracts related to the Underlying Shares and (4) a suspension, absence or material limitation of trading on the primary securities market on which options contracts related to the Underlying Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Share Closing Price.  The Share Closing Price for one Underlying Share shall have the meaning set forth in the accompanying product supplement for knock-out notes dated August 17, 2012, except that it will be subject to the provisions set out under “—Antidilution Adjustments” above.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the securities are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the securities.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the securities.

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The securities are contractual financial instruments.  The financial exposure provided by the securities is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the securities.  The securities have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the securities.

Each purchaser or holder of any securities acknowledges and agrees that:

(i)
the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the securities, (B) the purchaser or holder’s investment in the securities, or (C) the exercise of or failure to exercise any rights we have under or with respect to the securities;

(ii)
we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the securities and (B) all hedging transactions in connection with our obligations under the securities;

(iii)
any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)
neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the securities has exclusive responsibility for ensuring that its purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any securities to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the securities if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., Morgan Stanley or Morgan Stanley Smith Barney LLC (“MSSB”) or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the securities by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 1.25% for each security it sells.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Securities

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the securities offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such securities will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the securities and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.